UN
SECURITIES ANI
Washi

03013773

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL RECEIVED MAR 0 ? 2003 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-50894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mosaic Funds Distributor, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO

8777 N. Gainey Center Drive
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Richard Mason, Principal — (480) 443-9537
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

434 South Yellowstone Drive	Madison	WI	53719
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, W. Richard Mason, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mosaic Funds Distributor, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Elisa B. Schooner 2/21/03

Notary Public

Notary Public State of Arizona
Maricopa County
Elisa B Schooner
Expires April 02, 2004

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash flows.
- ☒ (e) Statement of member's equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on the Internal Control.

MOSAIC FUNDS DISTRIBUTOR, LLC

CONTENTS | PAGE

CONTENTS	PAGE
INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of member's equity	4
Statement of cash flows	5
Notes to financial statements	6
INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION	8
SUPPLEMENTARY INFORMATION	
Computation of aggregate indebtedness and net capital under rule 15c3-1	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	10

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Mosaic Funds Distributor, LLC as of December 31, 2002 and the related statements of income, member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Funds Distributor, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Madison, Wisconsin
January 23, 2003

MOSAIC FUNDS DISTRIBUTOR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	13,602
Certificate of Deposit		16,991
NASDAQ Warrants		3,300
Prepaid Expenses		10
Total assets	$	33,903

LIABILITIES AND MEMBER'S EQUITY

Member's Equity		
Member contributions	$	50,992
Accumulated deficit		(17,089)
	$	33,903

See Notes to Financial Statements.

MOSAIC FUNDS DISTRIBUTOR, LLC

STATEMENT OF INCOME
Year Ended December 31, 2002

Contract revenue	$	17,339
Interest income		917
Total income		18,256
Operating expenses		17,222
Net income	$	1,034

See Notes to Financial Statements.

MOSAIC FUNDS DISTRIBUTOR, LLC

STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2002

	Member Contributions	Accumulated Deficit	Member's Equity
Balance at December 31, 2001	$ 50,992	$ (18,123)	$ 32,869
Net income	-	1,034	1,034
Balance at December 31, 2002	$ 50,992	$ (17,089)	$ 33,903

See Notes to Financial Statements.

MOSAIC FUNDS DISTRIBUTOR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash Flows From Operating Activities	
Net income	$ 1,034
Interest added to certificate of deposit	(779)
Adjustment to reconcile net income to net cash provided by operating activities:	
Net (increase) decrease from changes in prepaid expenses	225
Net increase in cash	480
Cash:	
Beginning	13,122
Ending	$ 13,602

See Notes to Financial Statements.

MOSAIC FUNDS DISTRIBUTOR, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Mosaic Funds Distributor, LLC (the Company) is a Wisconsin limited liability company formed on December 19, 1997, and is a registered broker dealer with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of Madison Investment Advisors, Inc. The Company's sole business activities are to serve as the marketing agent and distributor of the Mosaic Funds family of no-load mutual funds.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of Paragraph (k)(1) provide that the Company limits its transactions to the purchase, sale, and redemption of redeemable securities of mutual funds and promptly transmits all funds received and delivers securities to customers.

A summary of the Company's significant accounting policies follows:

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Tax Status: The Company is organized as a limited liability company. Accordingly, the member separately accounts for the Company's items of taxable income, deductions, losses, and credits. As a result, no income taxes have been recognized in the accompanying financial statements.

NASDAQ Warrants: The Company's investment in warrants is carried at cost since the sale of the warrants is restricted and there is no active market in the security.

Note 2. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $30,593 and $5,000, respectively. The Company has no indebtedness at December 31, 2002.

Note 3. Significant Business Relationships

The Company relies entirely on the operational support of Madison Mosaic, LLC, another wholly-owned subsidiary of Madison Investment Advisors, Inc., for its day-to-day staffing and operations. All persons associated with the Company are employees of Madison Mosaic, LLC and the two firms share office space and supplies. The relationship between the Company and Madison Mosaic, LLC is documented in a Services Agreement between the companies dated January 29, 1998 and in a Distributor Services Compensation Agreement dated July 1, 2000 (Service Agreements). The Service Agreements will terminate in the event Madison Mosaic, LLC or Madison Investment Advisors, Inc. ceases to serve as the investment advisor to the Mosaic Funds family of mutual funds. The Company had contract revenue from Madison Mosaic, LLC of $17,339 for the year ended December 31, 2002.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Madison, Wisconsin
January 23, 2003

MOSAIC FUNDS DISTRIBUTOR, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	-
Minimum required net capital	$	5,000
NET CAPITAL		
Member's equity	$	33,903
Deductions:		
Prepaid expenses		10
NASDAQ warrants		3,300
Net capital		30,593
Minimum required net capital		5,000
Capital in excess of minimum requirement	$	25,593
Ratio of aggregate indebtedness to net capital		-

There were no variances between this computation under Rule 15c-1 and the Registrant's computation filed with Part II, Form X-17A-5 at December 31, 2002. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member
Mosaic Funds Distributor, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Mosaic Funds Distributor, LLC for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities in any of the following:

Making the quarterly securities examinations, counts, verifications, and comparisons.

Reconciliation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to on the previous page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Madison, Wisconsin
January 23, 2003